UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2017

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Rosetta Genomics Ltd.

On September 18, 2017, Rosetta Genomics, Ltd. (“Rosetta”) convened its previously announced Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). However, the quorum of two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of Rosetta’s issued share capital required to conduct the Extraordinary Meeting was not present. Accordingly, pursuant to Rosetta’s articles of association, the Extraordinary Meeting has been adjourned to September 25, 2017. The adjourned Extraordinary Meeting will be held at Rosetta’s Philadelphia offices, at 3711 Market St. Suite 740, Philadelphia, PA 19104, at 10:00 am (ET). At the adjourned Extraordinary Meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: September 18, 2017	By:	/s/ Ron Kalfus

Ron Kalfus Chief Financial Officer